Filed by Ameri Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ameri Holdings, Inc.
Commission File No. 001-38286
Date: February 27, 2020

Jay Pharma Details Business and Clinical Trials Strategy

- Phase 1 Glioblastoma Trial, Radiodermatitis and Chemo Induced Neuropathy Studies to Launch in 2H20; Supported by World-Class Scientific Advisory Board and Strengthened Leadership Team -

Atlanta, GA, February 27, 2020 -- AMERI Holdings, Inc. (NASDAQ: AMRH) (the “Company”), brings to the attention of its shareholders a Letter to Stakeholders and Investor Presentation published by Jay Pharma Inc. (“Jay Pharma”) that provides an overview of the Company’s commitment to developing innovative, evidence-based cannabinoid medicines and combination therapies to meet unique and underserved needs in cancer care. The letter, authored by Dave Johnson, chairman and CEO-elect of Jay Pharma, and investor presentation detail Jay Pharma’s business strategy, IP, and proposed clinical path both for palliative care and combination therapy products.

Stakeholders’ Letter: https://jaypharma.co/news/shareholder-letter-2020/

Investor Presentation: https://jaypharma.co/deck/

About Jay Pharma
Jay Pharma is dedicated to developing innovative, evidence-based medicines and combination therapies to address unmet needs in cancer care. Our mission is to improve the lives of persons suffering from cancer, initially by developing over-the-counter products for persons suffering from the side effects of cancer and cancer treatments, and longer term by advancing a pipeline of novel combination therapies as an adjunct to standard of care cancer treatments.

•	Company Overview: https://jaypharma.co/about/
•	News and Insights: https://jaypharma.co/news/
•	News Alerts: https://jaypharma.co/subscribe/

About Ameri100
Ameri is a specialized SAP® cloud, digital, and enterprise solutions company which provides SAP® services to customers worldwide. Headquartered in Suwanee, Georgia, Ameri has offices in the U.S. and Canada. The Company also has global delivery centers in India. With its bespoke engagement model, Ameri delivers transformational value to its clients across industry verticals. For further information, visit www.ameri100.com

Important Additional Information Will be Filed with the SEC
In connection with the proposed transactions, Ameri to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement that will contain a proxy statement and prospectus. AMERI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERI, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Ameri with the SEC by contacting Investor Relations by mail at 5000 Research Court, Suite 750, Suwanee, Georgia. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation
Ameri and Jay Pharma, as well as each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Disclaimer
This press release not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “ expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Transactions. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the Transactions will be consummated or that the parties other plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur.

The forward-looking statements contained in this press release are made as of the date of this press release. Except as required by law, Ameri disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Ameri undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Corporate Contact:
Barry Kostiner, Chief Financial Officer
IR@ameri100.com

Investor Relations Contact:
Sanjay M. Hurry
LHA Investor Relations
(212) 838-3777
IR@ameri100.com

###